

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Ms. Glenda Flanagan
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re: Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **File No. 0-19797**

Dear Ms. Flanagan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note your analysis of results for fiscal years 2012, 2011 and 2010. Specifically, we note that fiscal year 2012 contained 53 weeks, while fiscal years 2011 and 2010 contained 52 weeks. We further note that your analysis of results did not quantify the impact of the extra week on your results for fiscal year 2012. For example, you indicate on page 20 that fiscal year 2012 sales increased 15.7% over the prior year; however, if your fourth quarter sales are pro-rated for the extra week, it appears that fiscal year 2012 sales would have increased 13.5% over the prior year. Similarly, you indicate on page 20 that fiscal year 2012 net income increased 35.9% over the prior year; however, if your fourth quarter net income is pro-rated for the extra week, it appears that fiscal year 2012 net income would have increased 33.3%. Fiscal years that contain 53 weeks should generally include a quantified analysis of the impact of the extra week on the comparability of your results. We believe this will enable your investors to more clearly

understand the underlying drivers behind variations in your results as well as discuss an irregular accounting period that occurs consistently throughout out your history.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief